Exhibit 99.177

mCloud Announces Proposed US$1.718 Million Final Tranche of Convertible Debenture Financing

VANCOUVER, BC, March 26, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced it intends to close the sixth and final tranche of its private placement offering of convertible unsecured subordinated debentures (the "Debentures") at a price of US$100 per Debenture, which was initially announced on December 7, 2020 (the "Offering"). The aggregate gross proceeds under the sixth and final tranche of the Offering are expected to be approximately US$1.718 million. Assuming completion of the final tranche of the Offering, the Company will have raised an aggregate of US$8.761 million pursuant to all tranches of the Offering.

In connection with the final tranche of the Offering, the Company will compensate American Trust Investor Services, Inc. ("American Trust") for its services introducing certain purchasers to the Company under this tranche, being i) cash compensation of $146,030; and ii) 103,080 broker warrants, with each broker warrant being exercisable for one common share of the Company (a "Common Share") at a price of US$2.30 per Common Share.

"We appreciate the supportive US investors through American Trust that participated in our debenture offering," said Russ McMeekin, mCloud Co-Founder, President and CEO.

About the Debentures

The Debentures issued in the final tranche of the Offering will have a term of 36 months and will bear interest at a rate of 8% per annum, calculated and paid quarterly on the last day of March, June, September and December of each year. Interest will be paid in Common Shares or cash at the election of the Company. The first interest payment will be due and payable on June 30, 2021.

The principal amount of the Debentures will be convertible into Common Shares (each, a "Debenture Share") at the option of the holder at any time prior to the close of business on the business day immediately preceding the maturity date of the Debentures (the "Maturity Date"). The conversion price per Debenture Share issuable under this tranche of the Offering is US$2.30 per Debenture Share.

The principal amount of Debentures outstanding will be repayable in Common Shares or cash at the election of the Company on the Maturity Date.

The net proceeds from the Offering will be used for working capital purposes. All securities issued under this tranche of the Offering will be subject to a statutory four month hold period. Completion of this tranche of the Offering is subject to the approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities issued under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

About mCloud Technologies Corp.
mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the proposed completion of the final tranche of the Offering, receipt of applicable approvals and the use of proceeds of the Offering.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2021/26/c4217.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 26-MAR-21